Nuveen California Quality Municipal Income Fund N-2ASR

Exhibit 99(n)

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated October 29, 2024, with respect to the financial statements and financial highlights of Nuveen California Quality Municipal Income Fund, as of August 31, 2024, incorporated herein by reference, and to the references of our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional information.

Chicago, Illinois
August 7, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee